NEWS RELEASE

Storm Cat Energy Corporation Approved
for American Stock Exchange Listing

CALGARY, AB and DENVER – (PR Newswire) – September 29, 2005 – Storm Cat Energy Corporation (SME–TSX.V) (the “Corporation”) announced today that the American Stock Exchange has approved its application for the listing of Storm Cat Energy Corporation’s common shares. This approval is contingent upon the Corporation being in compliance with all applicable listing standards on the date it begins trading on the Exchange, and may be rescinded if the Corporation is not in compliance with such standards. The Corporation’s common shares will begin trading on the American Stock Exchange under the symbol "SCU" as early as Monday, October 3, 2005.

In addition, shares of Storm Cat Energy Corporation’s common shares will continue to trade on the TSX Venture Exchange under the symbol “SME.”

Management Comment

J. Scott Zimmerman, Storm Cat’s President and CEO, stated, “Our listing on a national U.S. exchange is the culmination of hard work by the entire Storm Cat organization. The new listing should improve liquidity for our shares in the important U.S. market by providing additional access to institutional investors. The Corporation also anticipates research coverage by industry specialists. Coupled with the recently announced closing of our Canadian equity offering, we are moving our business plan ahead both financially and operationally as we continue to grow shareholder value.”

For further information, please contact Scott Zimmerman, President & Chief Executive Officer, or Paul Wiesner, Chief Financial Officer at (87-STORMCAT) 1-877-867-6228; www.stormcatenergy.com.

About Storm Cat Energy

Storm Cat Energy is an independent oil and gas company focused on the pursuit, exploration and development of large unconventional gas reserves from fractured shale, coal beds and tight sand formations. The company has producing properties in Wyoming’s Powder River Basin, exploitation/development acreage in Canada, and high-risk, high-reward exploration acreage in Mongolia. The company’s shares trade on the Toronto Venture Exchange as “SME.”

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President & Chief Executive Officer

Caution Regarding Forward Looking Statements

This publication contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995. Such statements are based on the Corporation’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it; and involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Corporation’s operations, markets, products and prices and other risk factors. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes” or similar expressions are intended to identify forward-looking statements. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the Corporation’s need for and ability to obtain additional financing, and the other risk factors discussed in greater detail in the Corporation’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Corporation’s Form 20-F dated July 1, 2005.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.